EXHIBIT 99.1

STUDENT TRANSPORTATION INC.
Voting Results
(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual Meeting of Student Transportation Inc. (the “Company”) held on November 10, 2011.

Matter	Outcome
The election of Denis Gallagher as a member of the board of directors of the Company	Approved by a show of hands
The election of Irving Gerstein as a member of the board of directors of the Company	Approved by a show of hands
The election of Kenneth Needler as a member of the board of directors of the Company	Approved by a show of hands
The election of Grace Palombo as a member of the board of directors of the Company	Approved by a show of hands
The election of Robert Reilly as a member of the board of directors of the Company	Approved by a show of hands
The election of George Rossi as a member of the board of directors of the Company	Approved by a show of hands
The election of David Scopelliti as a member of the board of directors of the Company	Approved by a show of hands
The election of Victor Wells as a member of the board of directors of the Company	Approved by a show of hands
In respect of the re-appointment of the auditor of the Company and the fixing of its remuneration	Approved by a show of hands